Exhibit A:
Mr. Rickertsen also directly owns a director stock option to purchase 35,000 shares of Class A common stock with (i) an exercise price of $121.43 per share and (ii) and expiration date of 4/30/2024.  Of the 35,000 shares subject to this option, 8,750 shares vested on April 30, 2015, 8,750 shares are scheduled to vest on April 30, 2016, 8,750 shares are scheduled to vest on April 30, 2017, and 8,750 shares are scheduled to vest on April 30, 2018.